SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Reports Financial Results for Q4 and Full Year 2007 dated February 26, 2008.

                                                                          ITEM 1

Press Release                              Source: 012 Smile.communications Ltd.

012 Smile.Communications Reports Financial Results for Q4 and Full Year 2007

Tuesday February 26, 1:55 am ET

For 2007: Record Revenues of NIS 1.1 Billion With a 14% Rise in Core Broadband Business

Merger Paying Off: Q4 Gross Margin of 33% & Record 23% EBITDA Margin (Adjusted)

PETACH TIKVA, Israel, February 26 /PRNewswire-FirstCall/ -- 012
Smile.Communications (NASDAQ Global Market and TASE: SMLC), a growth-oriented provider of communication services in Israel, today reported its financial results for the fourth quarter and full year ended December 31, 2007.

2007 Highlights

- Record revenues of NIS 1.1 billion ($287.1 million) in line with merger projections - core broadband revenues grew by 14% for the 12 month period

- Significant margin improvement reflecting synergies of merger and reduced proportion of hubbing revenues- Gross margin reached 31% for 2007 compared with 27% (pro-forma) for 2006; and 33% for the fourth quarter compared to 25% (pro-forma) for Q4 2006. Adjusted EBITDA margin rose to 22% for the year and 23% for Q4, compared to 18% (pro-forma) for the full year of 2006 and 17% for the Q4 2006.

- VOB-based domestic telephony business growing in line with plans - expected to become a major growth engine

- Significant improvement in capital structure due to IPO: Cash and equivalents increased from NIS 38.0 million at the end of 2006 to NIS 229.9 million at the end of 2007 and bank debt decreased from NIS 331.6 million to NIS 4.8 million.

Results for the Twelve Month Period

Revenues for the full year ended December 31, 2007 were NIS 1,102.9 million ($286.7 million), an increase of 221% compared with NIS 343.1 million recorded in 2006. On a pro-forma basis, this represented an increase of 6.2%. Excluding hubbing (low margin wholesale traffic) revenues, which declined significantly in 2007 compared to 2006 according to Management decision to de-emphasize this low margin business, revenues for the year increased by 13%, reflecting a 14% increase in core broadband activities.

Note: pro-forma results are provided to assist the reader in comparing the Company's 2007 results, which include the full contribution of its merger with 012 Golden Lines, with 2006 results, which were before the merger. Pro-forma results combine 012 Golden Lines' results for 2006 with Smile.Communications' results for the same period, together with certain adjustments made according to U.S. GAAP (Generally Accepted Accounting Principles) to give effect to the Company's acquisition of 012 Golden Lines, including amortization and financial expenses resulting from the acquisition, as if it occurred on January 1, 2006.

Adjusted EBITDA(A) for 2007 increased by 24% to NIS 237.1 million ($61.6) million compared with NIS 191.7 million in 2006 on a pro-forma basis. Adjusted EBITDA margin for the year was 22% compared with 18% in 2006 on a pro-forma basis.

Net income for the full year December 31, 2007 was NIS 41.0 million ($10.7 million), or NIS 2.10 ($0.55) per share, compared with a net loss of NIS 2.0 million, or NIS 0.11 per share, for 2006. On a pro-forma basis, the Company recorded a net loss of NIS 12.1 million, or NIS 0.55 per share, for 2006, reflecting adjustments made in accordance to U.S. GAAP to give effect to amortization and financial expenses resulting from the Company's acquisition of 012 Golden Lines.

For a detailed reconciliation of GAAP to non-GAAP financial information and for more information regarding the use of non-GAAP financial measures, please see the table titled "Reconciliation Table of Non-GAAP Measures" as well as the notes contained in this press release.

Results for the Fourth Quarter

Revenues for the fourth quarter of 2007 were NIS 271.3 million ($70.5 million) a 179% increase compared with NIS 97.1 million for the fourth quarter of 2006, and a 3% decrease compared with pro-forma revenues for the fourth quarter of 2006. Excluding revenues from hubbing traffic, which declined significantly in the second half of 2007 compared to 2006 as explained above, revenues for the quarter increased by 11%, reflecting a 14% increase in core broadband activities.

Adjusted EBITDA(A) for the fourth quarter increased by 30% to NIS 61.3 million ($15.9) million compared with NIS 47.1 million in the fourth quarter of 2006 on a pro-forma basis. Adjusted EBITDA margin for the quarter was 23% compared with 17% in the fourth quarter of 2006 on a pro-forma basis.

Net income for the fourth quarter of 2007 was NIS 7.5 million ($1.9 million), or NIS 0.33 ($0.09) per share, compared to a net loss of NIS (12.1) million, or NIS (0.66) per share, recorded in the fourth quarter of 2006. On a pro-forma basis, the Company recorded a net loss of NIS (17.0) million, or NIS (0.77) per share, for the fourth quarter of 2006.

Segment Overview

Broadband: fourth quarter revenues from core broadband activities were NIS 131.3 million ($34.1 million), an increase of 169% compared with NIS 48.9 million for the fourth quarter of 2006. On a pro-forma basis, this represented an increase of 14%.

The Company has ramped up the marketing of its domestic VOB-based telephony services, connecting new subscribers at a rate in line with a plan aimed at achieving 5% market share by the end of 2009. These efforts are benefiting from the number portability program launched by Israel's Ministry of Communications on December 2, 2007, an initiative designed to make it easier for customers to switch service providers.

The Company continues to build its reputation as one of the market's most technologically advanced IT integrators. During the quarter, it won a major contract to deploy an extensive Wi-Fi Internet Access system for Tel Aviv's Sheba Medical Center, and after the quarter a major competitive tender from Israel's Airport Authority to become its exclusive provider of international telephony services. In addition, after the quarter the Company was granted a five-year license to provide endpoint network services at its customers' premises, enabling it to provide complete, end-to-end communications solutions.

- Traditional telephony: fourth quarter revenues from traditional telephony services were NIS 140.0 million ($36.4 million), an increase of 190% compared with NIS 48.3 million for the fourth quarter of 2006. On a pro-forma basis, this represented a decrease of 14%.

In general, the Company's incoming and outgoing international long-distance telephony activities continue to be a strong and steady cash generator for the Company. In contrast, its revenues from hubbing activities are subject to market fluctuations and contract opportunities available to the Company at any specific point in time. Although Management intends to continue pursuing hubbing contracts as an avenue for profiting from its existing network capacity, it does not view hubbing as a core activity, and expects hubbing revenues to continue to vary from quarter to quarter.

Comments of Management

Commenting on the results, Ms. Stella Handler, CEO of 012 Smile.Communications, said, "2007 was an exciting year during which we completed the merger of our two companies, launched domestic telephony services, listed our shares on the Nasdaq and TASE exchanges, and carried out an optimization process on our operating structure - all while achieving strong, continuous growth of our core broadband services. The success of these efforts has established our company as one of Israel's major communications providers, and 012 Smile as one of the market's strongest brands. Our goal in the year ahead is to take full advantage of our brand, technological leadership and lean cost structure as we expand the market share of our existing businesses, establish a strong presence in the domestic telephony market, and continue to examine WiMAX feasibility."

Reconciliation Between Results on a GAAP and Non-GAAP Basis

Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

Notes:

A: EBITDA

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses, depreciation and amortization. On a pro forma basis, we define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses, depreciation and amortization and income from discontinued operations.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

B: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of December 31, 2007 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of December 31, 2007 (NIS 3.8460 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


                                               012 Smile.Communications Ltd.

    Consolidated Balance Sheets

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                U.S. dollars
                                                                    $1 = NIS
                                                                       3.846
                                              December 31        December 31
                                                2007      2006          2007
                                          (Unaudited) (Audited)   (Unaudited)
                                             NIS thousands        $ thousands

    Current assets
    Cash and cash equivalents                229,895    37,987        59,775
    Short-term investments                         -       883             -
    Trade receivables, net                   190,604   193,852        49,559
    Parent company receivable                  6,553       325         1,704
    Related parties receivables                2,161     2,012           562
    Prepaid expenses and other
    current assets                            19,804    21,920         5,149
    Deferred taxes                             7,247     3,445         1,884

    Total current assets                     456,264   260,424       118,633

    Investments
    Long-term trade receivables                3,460     2,951           900
    Deferred taxes                            14,648    15,650         3,809
    Assets held for employee
    severance benefits                        18,453    15,924         4,798

    Total Investments                         36,561    34,525         9,507

    Property and equipment, net              160,211   155,367        41,656

    Other assets, net                        295,592   276,219        76,857
    Other intangible assets, net             202,376   234,871        52,620
    Goodwill                                 411,171   410,156       106,909

    Total assets                           1,562,175 1,371,562       406,182

                                               012 Smile.Communications Ltd.

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                U.S. dollars
                                                                    $1 = NIS
                                                                       3.846
                                              December 31        December 31
                                                2007      2006          2007
                                          (Unaudited) (Audited)   (Unaudited)
                                             NIS thousands        $ thousands

    Current liabilities
    Short-term bank credit                     4,750   331,639         1,235
    Current maturities of long-term
    obligations                                3,558    11,497           925
    Payables in respect of 012
    acquisition                                    -   584,621             -
    Account payables                         156,332   149,020        40,648
    Loan from the Parent Company             105,733         -        27,492
    Other payables and accrued
    expenses                                 102,096    66,322        26,546

    Total current liabilities                372,469 1,143,099        96,846

    Long-term liabilities
    Debentures                               437,460         -       113,744
    Long-term obligations                      2,836     2,871           737
    Long-term trade and other payables        20,458     1,365         5,320
    Deferred taxes                            41,526    49,855        10,797
    Liability for employee severance
    benefits                                  32,318    29,823         8,403

    Total long-term liabilities              534,598    83,914       139,001

    Total liabilities                        907,067 1,227,013       235,847

    Shareholders' equity and parent
    company investment                       655,108   144,549       170,335

    Total liabilities shareholders'
    equity and parent company
    investment                             1,562,175 1,371,562       406,182

                                               012 Smile.Communications Ltd.

    Consolidated Statements of Operations

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                U.S. dollars
                                                                    $1 = NIS
                                                                       3.846
                                                                  Year ended
                                       Year ended December 31    December 31
                                      2007       2006       2005        2007
                                (Unaudited) (Audited)  (Audited) (Unaudited)
                                          NIS thousands          $ thousands

    Revenues                     1,102,888    343,086    244,376     286,762

    Costs and expenses
    Cost of revenues               760,705    224,565    136,856     197,791
    Selling and marketing
    expenses                       157,304     59,864     60,595      40,901
    General and administrative
    expenses                        57,984     22,921     22,859      15,076
    Impairment and other
    charges                         10,433     10,187          -       2,713

    Total costs and expenses       986,426    317,537    220,310     256,481

    Income from operations         116,462     25,549     24,066      30,281
    Financial expenses, net         52,043     17,266      5,342      13,532

    Income before tax expenses      64,419      8,283     18,724      16,749
    Tax expenses                    23,462     10,315      6,972       6,100

    Net income                      40,957     (2,032)    11,752      10,649

    Income (loss) per share

    Basic and diluted earnings
    per share (in NIS)                 2.1      (0.11)      0.64        0.55

    Weighted average number
    of ordinary shares used
    in calculation of basic
    and diluted earnings
    per share                   19,493,329 18,370,000 18,370,000  19,493,329

                                             012 Smile.Communications Ltd.

    Reconciliation Table of Non-GAAP Measures

                                                    Year ended December 31
                                                         2007         2006
                                                            (Unaudited)
                                                           NIS thousands

    GAAP operating income                              116,462      25,549

    Adjustments
    Amortization of acquired intangible assets          31,938           -
    Non-recurring expenses                              10,433      10,187

    Non-GAAP adjusted operating income                 158,833      35,736

    GAAP tax expenses (benefit), net                    23,462      10,315

    Adjustments
    Amortization of acquired intangible assets
    included in tax expenses, net                        9,262           -

    Non-GAAP tax expenses (benefit), net                32,724      10,315

    Net income (loss) as reported                       40,957      (2,032)

    Taxes on income                                     23,462      10,315
    Non-recurring expenses                              10,433      10,187
    Financial expenses                                  52,043      17,266
    Depreciation and amortization                      110,243      11,297

    Adjusted EBITDA                                    237,138      47,033



    For further information, please contact:

    Ms. Idit Azulay
    012 Smile.Communications Ltd
    +972-72-2003848
    i.azulay@smile.net.il






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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                   (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  February 26, 2008